UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
July 7, 2005

Commission File Number 000-27663

SIFY LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-254-0770
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑ Form 40 F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Item 1.01. Entry into a Material Definitive Agreement.

     On July 7, 2005, Sify Limited (“Sify”) entered into a Termination and Amendment Agreement (the “Agreement”) with three of its existing investors, Satyam Computer Services Limited (“Satyam”), SAIF Investment Company Limited (“SAIF”) and Venture Tech Solutions Private Limited (“Venture Tech”), a copy of which is attached as Exhibit 99.1. Pursuant to the Agreement, SAIF irrevocably terminated all of its rights and obligations pursuant to the Investor Rights Agreement, dated October 7, 2002, by and among Sify, Satyam, SAIF and Venture Tech.

Item 9.01. Financial Statements and Exhibits

     (c) Exhibits.

          99.1 Termination and Amendment Agreement by and among Sify Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Private Limited.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2005

SIFY LIMITED
By:	/s/ R. Ramaraj
	Name:	R. Ramaraj
	Title:	Chief Executive Officer & Managing Director

EXHIBIT INDEX

Exhibit
Number	Description
99.1	Termination and Amendment Agreement by and among Sify Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Private Limited.